UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 6, 2018

3. Auditor’s Opinion on Seperate Financial Statements	FY2017 Unqualified	FY2016 Unqualified

4. Financial Highlights of Seperate Financial Statements (KRW)
- Total Assets	25,557,521,520,546	25,448,574,619,396
- Total Liabilities	10,550,130,194,227	11,191,620,107,847
- Total Shareholders’ Equity	15,007,391,326,319	14,256,954,511,549
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%)	33,619.1	31938.0
- Operating Revenue	12,468,034,993,132	12,350,479,375,462
- Operating Profit	1,697,709,027,091	1,782,172,440,205
- Profit before Income Tax	1,603,807,975,455	1,562,782,259,530
- Profit for the Year	1,331,114,092,010	1,217,273,742,023

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2017 and 2016, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2017 and 2016 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2018

This report is effective as of February 23, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	30,31	~~W~~	880,583	874,350
Short-term financial instruments	5,30,31		94,000	95,000
Short-term investment securities	7,30,31		47,383	97,340
Accounts receivable - trade, net	6,30,31,32		1,520,209	1,594,504
Short-term loans, net	6,30,31,32		54,403	54,143
Accounts receivable - other, net	6,30,31,32,34		1,003,509	772,570
Prepaid expenses			121,121	107,989
Inventories, net			29,837	32,479
Advanced payments and other	6,7,30,31		17,053	32,740

Total Current Assets			3,768,098	3,661,115

Non-Current Assets:
Long-term financial instruments	5,30,31		382	102
Long-term investment securities	7,30,31		724,603	560,966
Investments in subsidiaries, associates and joint ventures	8		9,152,321	8,726,538
Property and equipment, net	9,32		6,923,133	7,298,539
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		3,089,545	3,275,663
Long-term loans, net	6,30,31,32		7,512	11,160
Long-term accounts receivable - other	6,30,31,34		285,118	147,139
Long-term prepaid expenses			25,169	27,918
Guarantee deposits	6,30,31,32		173,513	173,287
Long-term derivative financial assets	16,30,31		30,608	176,465
Deferred tax assets	27		30,953	58,410
Defined benefit assets	15		40,082	24,787
Other non-current assets			249	249

Total Non-Current Assets			21,789,424	21,787,459

Total Assets		~~W~~	25,557,522	25,448,574

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Current installments of long-term debt, net	12,30,31	~~W~~	1,131,047	628,868
Current installments of long-term payables - other	13,30,31		301,751	301,773
Accounts payable – other	30,31,32		1,664,054	1,546,252
Withholdings	30,31		517,991	642,582
Accrued expenses	30,31		790,368	663,918
Income tax payable	27		206,060	461,999
Unearned revenue			3,705	1,360
Derivative financial liabilities	16,30,31		27,791	86,950
Provisions	14		48,508	59,027
Receipts in advance			76,126	71,431

Total Current Liabilities			4,767,401	4,464,160

Non-Current Liabilities:
Debentures, excluding current installments, net	12,30,31		4,334,848	4,991,067
Long-term borrowings, excluding current installments, net	12,30,31		42,486	61,416
Long-term payables - other	13,30,31		1,328,630	1,602,943
Long-term unearned revenue			7,033	2,389
Long-term derivative financial liabilities	16,30,31		10,719	—
Long-term provisions	14		16,178	21,493
Other non-current liabilities	30,31		42,836	48,152

Total Non-Current Liabilities			5,782,730	6,727,460

Total Liabilities			10,550,131	11,191,620

Shareholders’ Equity
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18,19,20		371,895	371,481
Retained earnings	21,22		14,512,556	13,902,627
Reserves	23		78,301	(61,793)

Total Shareholders’ Equity			15,007,391	14,256,954

Total Liabilities and Shareholders’ Equity		~~W~~	25,557,522	25,448,574

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2017 and 2016

(In millions of won except for per share data)	Note	2017		2016
Operating revenue:	32
Revenue		~~W~~	12,468,035	12,350,479

Operating expenses:	32
Labor			624,900	634,754
Commissions			4,864,463	4,716,555
Depreciation and amortization			2,370,192	2,242,546
Network interconnection			628,610	687,048
Leased line			290,324	347,741
Advertising			150,361	174,186
Rent			435,170	424,929
Cost of products that have been resold			515,013	502,770
Others	24		891,293	837,778

			10,770,326	10,568,307

Operating profit			1,697,709	1,782,172

Finance income	26		188,025	323,563
Finance costs	26		(274,098)	(261,393)
Other non-operating income	25		18,471	54,288
Other non-operating expenses	25		(165,783)	(200,771)
Profit (loss) on investments in subsidiaries, associates and joint ventures, net	8		139,484	(135,077)

Profit before income tax			1,603,808	1,562,782

Income tax expense	27		272,694	345,508

Profit for the year		~~W~~	1,331,114	1,217,274

Earnings per share	28
Basic and diluted earnings per share (in won)		~~W~~	18,613	17,001

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Profit for the year		~~W~~	1,331,114	1,217,274

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		1,746	(10,319)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	23,26		119,910	5,385
Net change in unrealized fair value of derivatives	16,23,26		20,184	(13,950)

Other comprehensive income (loss) for the year, net of taxes			141,840	(18,884)

Total comprehensive income		~~W~~	1,472,954	1,198,390

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of won)
			Capital surplus and others						Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury share	Hybrid bonds	Share option	Other	Sub-total
Balance at January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,217,274	—	1,217,274
Other comprehensive loss		—	—	—	—	—	—	—	(10,319)	(8,565)	(18,884)

		—	—	—	—	—	—	—	1,206,955	(8,565)	1,198,390

Transactions with owners:
Annual dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	—	2,035	2,035	(722,931)	—	(720,896)

Balance at December 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954

Balance at January 1, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,331,114	—	1,331,114
Other comprehensive income		—	—	—	—	—	—	—	1,746	140,094	141,840

		—	—	—	—	—	—	—	1,332,860	140,094	1,472,954

Transactions with owners:
Annual dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option		—	—	—	—	414	—	414	—	—	414
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	414	—	414	(722,931)	—	(722,517)

Balance at December 31, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,331,114	1,217,274
Adjustments for income and expenses	35		2,804,239	2,931,278
Changes in assets and liabilities related to operating activities	35		(293,836)	(143,263)

Sub-total			3,841,517	4,005,289
Interest received			46,774	23,014
Dividends received			101,256	113,955
Interest paid			(183,939)	(199,332)
Income tax paid			(548,138)	(367,354)

Net cash provided by operating activities			3,257,470	3,575,572

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			50,000	—
Decrease in short-term financial instruments, net			1,000	36,500
Collection of short-term loans			206,932	232,745
Proceeds from disposals of long-term investment securities			15,276	336,669
Proceeds from disposals of investments in subsidiaries and associates			—	1,063
Increase in cash due to business combination			—	360
Proceeds from disposals of property and equipment			19,667	14,539
Proceeds from disposals of intangible assets			3,811	7,689

Sub-total			296,686	629,565
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(6,335)
Increase in short-term loans			(203,511)	(237,197)
Increase in long-term financial instruments			—	(40)
Acquisitions of long-term investment securities			(12,863)	(19,501)
Increase in investments in subsidiaries and associates			(286,298)	(87,088)
Acquisitions of property and equipment			(1,870,634)	(1,674,027)
Acquisitions of intangible assets			(75,298)	(580,219)

Sub-total			(2,448,604)	(2,604,407)

Net cash used in investing activities		~~W~~	(2,151,918)	(1,974,842)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	647,328	607,474
Cash inflows from settlement of derivatives			188	251

Sub-total			647,516	607,725
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(230,000)
Repayments of long-term borrowings			(13,002)	(12,814)
Repayments of long-term accounts payable - other			(302,867)	(120,718)
Repayments of debentures			(602,733)	(680,000)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Cash outflows from settlement of derivatives			(105,269)	—

Sub-total			(1,746,802)	(1,766,463)

Net cash used in financing activities			(1,099,286)	(1,158,738)

Net increase in cash and cash equivalents			6,266	441,992
Cash and cash equivalents at beginning of the year			874,350	431,666
Effects of exchange rate changes on cash and cash equivalents			(33)	692

Cash and cash equivalents at end of the year		~~W~~	880,583	874,350

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2017, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,392,350	9.16
Institutional investors and other minority stockholders	42,853,358	53.07
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2018, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2018.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 4 for classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 31.

3.	Changes in accounting policies

Except the following amendments to the standards that are effective for annual periods beginning on January 1, 2017, the accounting policies have been applied consistently to all periods presented in these separate financial statements.

1) K-IFRS No. 1007, Cash Flow Statements

The Company adopted the amendments to K-IFRS No. 1007, which form a part of the IASB’s broader disclosure initiative, in the period beginning on January 1, 2017. The amendment requires the Company to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Company disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in Note 35.

2) K-IFRS No. 1012, Income Taxes

The Company adopted the amendments to K-IFRS No. 1012 in the period beginning January 1, 2017. The amendments clarify the necessity to consider whether there are restrictions on tax laws on the sources of taxable profits which may be used for the reversal of deductible temporary difference. In addition, the amendments provide the guidance on how to estimate the probable future taxable profit and specify the circumstances where an asset can be recovered for more than its carrying amount. These amendments have no impact on the Company’s separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others, is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing the accompanying separate financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

K-IFRS No. 1109 will be applied retrospectively with exemption allowing the Company not to restate comparative information for prior periods with respect to classification and measurement changes. The Company will recognize any difference on the measurement of financial assets and liabilities in the opening balance of retained earnings of the year beginning January 1, 2018. In the case of hedge accounting, the prospective application is allowed except for those specified in K-IFRS No. 1109 such as accounting for the time value of options and the forward element of forward contracts which requires retrospective application.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

To ensure smooth implementation of K-IFRS No.1109, the Company needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Company’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

Based on the circumstances and information available as of December 31, 2017, the Company preliminary assessed the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1109. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available in subsequent periods.

i)	Classification and measurement of financial assets

Classification of financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows;

Business model assessment (*1)	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*2)	FVTPL-measured at fair value (*3)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	The business model will be assessed at portfolio level.
(*2)	To eliminate or significantly reduce the accounting mismatch, the Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*3)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option. This election will be made on an investment-by-investment basis.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Company. As of December 31, 2017, the Company’s financial assets consist of ~~W~~4,019,888 million of loans and receivables, ~~W~~771,986 million of available-for-sale financial assets, and ~~W~~9,054 million of financial assets at fair value through profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Company to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Company has ~~W~~4,019,888 million of loans and receivables measured at amortized cost.

Based on preliminary assessment, most of the Company’s loans and receivables are held to collect their contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. Though some are held for collecting the asset’s contractual cash flows and sale, management does not expect this to have a significant impact due to the short term nature of the receivables.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Company has ~~W~~900 million of debt instruments classified as available-for-sale financial assets.

Most of the debt instruments held by the Company classified as available-for-sale financial assets are expected to be classified as financial assets measured at FVOCI upon adoption of K-IFRS No. 1109 as at January 1, 2018. Therefore, management does not expect there to be a significant impact.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2017, the Company has ~~W~~771,086 million of available-for-sale equity instruments.

As the Company plans to classify the equity instruments with long-term investment purposes to financial assets measured at FVOCI under K-IFRS No. 1109, the Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements except no recycling of amounts from OCI to profit and loss is allowed.

All other financial assets are measured at FVTPL. As of December 31, 2017, the Company has no debt and equity instruments designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

Adoption of K-IFRS No. 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

ii)	Classification and measurement of financial liabilities, Continued

As of December 31, 2017, the Company’s total financial liability amounts to ~~W~~9,663,649 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~60,278 million.

As of December 31, 2017, most of the financial liabilities designated as FVTPL of the Company have short-term maturities with no significant changes in their credit risks. The Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements if K-IFRS No. 1109 were applied at December 31, 2017.

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Company should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets, Continued

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 4 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Company may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Company may choose to recognize loss allowances at an amount equal to lifetime expected credit losses. The Company expects to perform the analysis on whether there was a significant increase in credit risk on collective basis instead of on individual instrument basis. In addition, when information that is more forward-looking than past due status is not available without undue cost or effort, the Company expects to use past due information to determine whether there have been significant increases in credit risk since initial recognition.
(*2)	The Company may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Company to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2017, the Company has ~~W~~4,019,888 million of debt instrument financial assets measured at amortized cost and ~~W~~205,374 million as loss allowances for these assets. The Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements upon adoption of K-IFRS No.1109 on January 1, 2018.

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Company’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Company may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2017, the Company recognized the total amount of ~~W~~1,548,247 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~70,572 million was recognized in OCI for the year ended December 31, 2017.

Upon initial application of K-IFRS No. 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

iv)	Hedge accounting, Continued

The Company is yet to decide on its accounting policy whether to continuously apply the hedge accounting requirements of K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109 when initially applying K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of December 31, 2017 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, the adoption of K-IFRS No. 1109 is not expected to have material impact on the Company’s separate financial statements.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 on January 1, 2018. The Company plans to apply K-IFRS No. 1115 by recognizing the cumulative effect of initially applying K-IFRS No. 1115 as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the year beginning January 1, 2018. The Company elected to apply K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application (January 1, 2018) using the transition method permitted by K-IFRS No. 1115.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when (or as) the entity satisfies a performance obligation.

The Company updated its accounting system and related controls based on the understanding of the revenue stream of the Company with the assistance of external information technology and accounting specialists. The Company is assessing the financial impact of the adoption of K-IFRS No. 1115 on its separate financial statements and plans to complete the assessment by March 31, 2018. The results of the assessment will be disclosed in the Company’s condensed separate interim financial statements for the three-month period ending March 31, 2018.

Based on the circumstances and information available as of December 31, 2017, the Company preliminary assessed the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1115. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available to use in subsequent periods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

•	Incremental costs to acquire a contract

The Company has exclusive contracts with its sales agents to sell the Company’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Company’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS No. 1115, for the Company’s incremental costs to acquire a subscription contract, the Company expects to capitalize such amounts and amortized over the expected subscription period estimated based on historical experience. However, as a practical expedient, the Company plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

As of December 31, 2017, the Company is assessing the impact of capitalizing the incremental costs associated with obtaining customer contracts. Based on the preliminary assessment, the Company expects commission expenses to decrease, while corresponding assets capitalized (incremental costs of obtaining a contract) and amortization expenses to be recognized and incurred, respectively.

3) K-IFRS No. 1116, Leases

K-IFRS No. 1116, published on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No. 2015, Operating Leases – Incentives, and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, at the inception date of a contract and the first implementation of the standard, requires the Company to determine whether a contract is, or contains, a lease unless the Company applies the practical expedient for the existing lease contract at the date of adoption of the standard.

When accounting for lease, lessee and lessor should account for each lease component within the contract as a lease separately from non-lease components of the contract.

Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and, instead, account for each lease component and any associated non-lease components as a single lease component.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

3)	K-IFRS No. 1116, Leases, Continued

Lessor accounting remains similar to the current standard K-IFRS No. 1017. For a sale and leaseback arrangement, K-IFRS No. 1116 requires the Company to apply the requirements for determining when a performance obligation is satisfied in K-IFRS No. 1115 to determine whether the transfer of an asset is accounted for as a sale of that asset. However, sale and leaseback arrangements entered into before the adoption of K-IFRS No. 1116 may not be reassessed.

(1) Lease accounting for lessees

As a lessee, the Company can either apply the K-IFRS No. 1116 using a full retrospective approach; or modified retrospective approach. The full retrospective approach requires the Company to retrospectively apply the new standard to each prior reporting period presented, while modified retrospective approach requires the lessee to recognize the cumulative effect of initial application at the date of initial application of the new leases standard.

(2) Lease accounting for lessors

In case where the Company is an intermediate lessor, the Company should reassess subleases that were classified as operating leases applying K-IFRS No. 1017 and are ongoing at the date of initial application, whether each sublease should be classified as an operating lease or a finance lease applying K-IFRS No. 1116. For subleases that were classified as operating leases applying K-IFRS No. 1017 but finance leases applying K-IFRS No. 1116, the Company should accounts for such sublease as a new finance lease entered into at the date of initial application of K-IFRS No. 1116.

The Company plans to update its accounting system and related controls and complete the assessment of impact on its separate financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2017 and 2016 are summarized as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term financial instruments(*)	~~W~~	89,000	89,000
Long-term financial instruments(*)		382	102

	~~W~~	89,382	89,102

(*)	Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2017 the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,628,036	(107,827)	1,520,209
Short-term loans		54,953	(550)	54,403
Accounts receivable - other		1,059,395	(55,886)	1,003,509
Accrued income		659	—	659

		2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans		48,623	(41,111)	7,512
Long-term accounts receivable - other		285,118	—	285,118
Guarantee deposits		173,513	—	173,513

		507,254	(41,111)	466,143

	~~W~~	3,250,297	(205,374)	3,044,923

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable - other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Long-term accounts receivable - other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	~~W~~	2,972,090	(218,827)	2,753,263

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	218,827	204,677
Bad debt expense		20,337	52,164
Write-offs		(54,232)	(56,128)
Collection of receivables previously written-off		20,442	18,114

Balance at December 31	~~W~~	205,374	218,827

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,216,283	1,506,220	1,285,629	1,089,134
Overdue but not impaired		19,378	—	20,734	—
Impaired		392,375	116,041	407,168	169,425

		1,628,036	1,622,261	1,713,531	1,258,559
Allowances for doubtful accounts(107,827)		(107,827)	(97,547)	(119,027)	(99,800)

	~~W~~	1,520,209	1,524,714	1,594,504	1,158,759

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Less than 1 month	~~W~~	904	1,717
1 ~ 3 months		1,402	1,890
3 ~ 6 months		1,561	4,637
More than 6 months		15,511	12,490

	~~W~~	19,378	20,734

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Beneficiary certificates(*)	~~W~~	47,383	97,340

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2017, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	~~W~~	586,713	421,846
Unlisted equity securities etc.		136,990	128,831

		723,703	550,677
Debt securities:
Investment bonds		900	10,289

	~~W~~	724,603	560,966

(*)	The Company recognized gain on disposal amounting to ~~W~~138,779 million as the Company disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

8.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Investments in subsidiaries	~~W~~	4,391,693	4,345,956
Investments in associates and joint ventures		4,760,628	4,380,582

	~~W~~	9,152,321	8,726,538

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,432,627	100.0	~~W~~	243,988	208,707
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*2)	43,427,530	100.0		69,668	82,857
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	57,338,266	98.1		1,298,237	1,298,237
IRIVER LIMITED(*3)	21,826,296	45.9		91,642	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		45,701	45,701
YTK Investment Ltd.(*4)	—	100.0		3,388	18,693
Atlas Investment	—	100.0		84,495	82,684
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.(*5)	—	—		—	27,628
SK techx Co., Ltd.(*5)	6,713,838	100.0		155,999	128,371
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186

			~~W~~	4,391,693	4,345,956

(*1)	On September 28, 2017, the board of directors of the Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ~~W~~270,583 per share in cash. The Company paid ~~W~~35,281 million in cash, in aggregate, and the Company wholly owns the SK Telink Co., Ltd. as of December 31, 2017.
(*2)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. The Company paid ~~W~~43,328 million in cash ,in aggregate, and the Company wholly owns SK Communications Co., Ltd. as of December 31, 2017. Impairment loss on investments in SK Communications Co., Ltd. amounting to ~~W~~56,517 million was recognized during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Company acquired 4,699,248 shares of IRIVER LIMITED at ~~W~~25,000 million participating in the investee’s non-proportional capital increase. In addition, SM mobile communications Co., Ltd., one of the associates of the Company, was merged into IRIVER LIMITED during the year ended December 31, 2017 with the Company acquiring 1,925,009 shares of IRIVER LIMITED based on the merger ratio set on October 1, 2017. As a result of the merger, the Company’s ownership interest of IRIVER LIMITED has changed from 45.88 to 45.90%. Although the Company has less than 50% of the voting rights of IRIVER LIMITED, the Company is considered to have control over IRIVER LIMITED since the Company holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2017 and 2016 are as follows, Continued:

(*4)	Impairment loss amounting to ~~W~~15,305 million was recognized during the year ended December 31, 2017.
(*5)	Entrix Co., Ltd., one of the subsidiaries of the Company, was merged into SK techx Co., Ltd. during the year ended December 31, 2017.

(3)	Details of investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)	December 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	10,928,921	27.3	~~W~~	601,192	47,830
HappyNarae Co., Ltd.(*2)	720,000	45.0		12,939	12,250
Korea IT Fund(*3)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*4)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*4)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.(*1)	—	—		—	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.(*1)	—	—		—	145,656
S.M. Culture & Contents Co., Ltd. (*5)	22,033,898	23.4		65,341	—
SK USA, Inc.and others	—	—		71,824	81,823

			~~W~~	4,725,152	4,345,106

Investment in joint venture:
Finnq Co. Ltd.(*6)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*6)	1,007,143	62.7		10,896	10,896

				35,476	35,476

			~~W~~	4,760,628	4,380,582

(*1)

During the year ended December 31, 2017, the Company contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co., Ltd., both the equity method investees of the Company, to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000; which resulted in Company’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively. In connection with the contributions, the Company recognized disposal gains of ~~W~~211,306 million for the year ended December 31, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, Continued:

(*2)	The Company acquired 40,000 shares of HappyNarae Co., Ltd. at ~~W~~17,212 per share during the year ended December 31, 2017.
(*3)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement with other shareholders.
(*4)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*5)	During the year ended December 31, 2017, the Company subscribed to a third-party allocation of new shares of 22,033,898 by S.M. Culture & Contents Co., Ltd. at ~~W~~65,341 million in cash.
(*6)	These investments were classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

(4)	The market price of investments in listed subsidiaries as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
IRIVER LIMITED	~~W~~	5,580	21,826,296	121,790	5,400	15,202,039	82,091
SK Communications Co., Ltd.(*)		—	—	—	2,780	28,029,945	77,923

(*)	The ordinary shares of SK Communication Co., Ltd. were volunatrily delisted from KOSDAQ market of Korea Exchange on February 7, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(5)	The market price of investments in listed associates as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,950	6,960,445	41,415	5,020	6,960,445	34,941
SK hynix Inc.		76,500	146,100,000	11,176,650	44,700	146,100,000	6,530,670
S.M.Culture & Contents Co.,Ltd.		2,700	22,033,898	59,492	—	—	—

9.	Property and Equipment

(1)	Property and equipment as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	525,572	—	525,572
Buildings		1,117,686	(570,814)	546,872
Structures		864,776	(488,021)	376,755
Machinery		22,636,857	(17,988,526)	4,648,331
Other		1,439,163	(990,960)	448,203
Construction in progress		377,400	—	377,400

	~~W~~	26,961,454	(20,038,321)	6,923,133

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	506,786	—	506,786
Buildings		1,091,448	(534,427)	557,021
Structures		809,876	(452,811)	357,065
Machinery		22,251,666	(17,469,681)	4,781,985
Other		1,442,398	(949,988)	492,410
Construction in progress		603,272	—	603,272

	~~W~~	26,705,446	(19,406,907)	7,298,539

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

9.	Property and Equipment, Continued

(2)	Details of the changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Ending balance
Land	~~W~~	506,786	4,927	(4,449)	18,308	—	525,572
Buildings		557,021	2,138	(477)	24,927	(36,737)	546,872
Structures		357,065	46,614	(74)	8,387	(35,237)	376,755
Machinery		4,781,985	213,975	(24,180)	1,330,226	(1,653,675)	4,648,331
Other		492,410	685,159	(5,853)	(614,933)	(108,580)	448,203
Construction in progress		603,272	936,669	(4,088)	(1,158,453)	—	377,400

	~~W~~	7,298,539	1,889,482	(39,121)	(391,538)	(1,834,229)	6,923,133

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*1)	Depreciation	Others (*2)	Ending balance
Land	~~W~~	494,359	2,456	(3,408)	13,379	—	—	506,786
Buildings		557,932	4,336	(8,935)	39,576	(35,888)	—	557,021
Structures		342,411	33,655	(33)	15,144	(34,112)	—	357,065
Machinery		5,222,023	205,285	(35,593)	1,008,626	(1,620,968)	2,612	4,781,985
Other		402,252	777,971	(4,446)	(570,758)	(112,953)	344	492,410
Construction in progress		423,303	821,308	(6,848)	(637,930)	—	3,439	603,272

	~~W~~	7,442,280	1,845,011	(59,263)	(131,963)	(1,803,921)	6,395	7,298,539

(*1)	Includes reclassification to intangible assets.
(*2)	Composed of property and equipment acquired in connection with business combination.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

10.	Goodwill

Goodwill as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

11.	Intangible Assets

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		46,407	(38,549)	—	7,858
Industrial rights		51,978	(39,079)	—	12,899
Development costs		95,958	(95,958)	—	—
Facility usage rights		52,312	(35,856)	—	16,456
Club memberships(*1)		75,546	—	(30,703)	44,843
Other(*2)		2,854,375	(2,023,826)	—	830,549

	~~W~~	8,020,531	(4,900,283)	(30,703)	3,089,545

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		45,385	(37,026)	—	8,359
Industrial rights		49,566	(35,874)	—	13,692
Development costs		98,866	(98,866)	—	—
Facility usage rights		50,780	(34,521)	—	16,259
Club memberships (*1)		78,723	—	(34,739)	43,984
Other(*2)		2,429,094	(1,816,553)	—	612,541

	~~W~~	7,596,369	(4,285,967)	(34,739)	3,275,663

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

11.	Intangible Assets, Continued

(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	2,176,940
Land usage rights		8,359	3,247	(201)	200	(3,747)	7,858
Industrial rights		13,692	2,437	(19)	—	(3,211)	12,899
Facility usage rights		16,259	2,806	(36)	129	(2,702)	16,456
Club memberships		43,984	2,969	(2,197)	87	—	44,843
Other		612,541	63,839	(4,642)	414,560	(255,749)	830,549

	~~W~~	3,275,663	75,298	(7,095)	414,976	(669,297)	3,089,545

(*)	Includes reclassification from advance payments and property and equipment.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Others (*3)	Impairment (*4)	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		11,695	1,041	(100)	—	(4,277)	—	—	8,359
Industrial rights		11,828	6,019	(122)	—	(4,235)	202	—	13,692
Facility usage rights		16,486	2,181	(50)	231	(2,589)	—	—	16,259
Club memberships		61,512	118	(1,397)	—	—	—	(16,249)	43,984
Other		561,031	96,212	(7,546)	144,140	(206,972)	25,676	—	612,541

	~~W~~	1,766,069	1,915,647	(9,215)	144,371	(550,838)	25,878	(16,249)	3,275,663

(*1)	During the year ended December 31, 2016, the Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	Composed of intangible assets acquired in connection with business combination.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(*4)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ~~W~~16,249 million as impairment loss for the year ended December 31, 2016.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

11.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Research and development costs expensed as incurred	~~W~~	302,656	274,230

(4)	Details of frequency usage rights as of December 31, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	141,904	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		502,480	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,957	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,092,770	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		436,829	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,176,940

12.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2017		December 31, 2016
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	55,471 (USD 51,775)	76,493 (USD 63,296)

Less present value discount				(954)	(1,586)

				54,517	74,907
Less current installments				(12,031)	(13,491)

			~~W~~	42,486	61,416

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

12.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2017 and 2016 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		60,278	59,600
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	—
Unsecured corporate bonds		2022	2.17		120,000	—
Unsecured corporate bonds		2027	2.55		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	—
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	—
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

12.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured global bonds	Operating fund	2027	6.63		428,560 (USD 400,000)	483,400 (USD 400,000)
Unsecured corporate Swiss bonds		2017	1.75		—	354,399 (CHF 300,000)
Unsecured global bonds		2018	2.13		749,980 (USD 700,000)	845,950 (USD 700,000)
Unsecured corporate Australian bonds		2017	4.75		—	261,615 (AUD 300,000)
Floating rate notes (*2)		2020	3M Libor+0.88		321,420 (USD 300,000)	362,550 (USD 300,000)

					5,470,238	5,627,514
Less discounts on bonds					(16,374)	(21,070)

					5,453,864	5,606,444
Less current installments of bonds					(1,119,016)	(615,377)

				~~W~~	4,334,848	4,991,067

(*1)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~10,278 million as of December 31, 2017.
(*2)	As of December 31, 2017, 3M LIBOR rate is 1.69%.

13.	Long-term Payables - Other

(1)	As of December 31, 2017 and 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 11):

(In millions of won)
	December 31, 2017		December 31, 2016
Long-term payables - other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(79,874)	(108,406)
		1,630,381	1,904,716
Less current installments of long-term payables – other		(301,751)	(301,773)

Carrying amount at December 31	~~W~~	1,328,630	1,602,943

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

13.	Long-term Payables – Other, Continued

(2)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

14.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31, 2017						As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	3,874	3,874	—
Provision for restoration		53,022	4,378	(817)	(421)	56,162	39,984	16,178
Emission allowance		2,788	4,663	(518)	(2,283)	4,650	4,650	—

	~~W~~	80,520	9,043	(10,233)	(14,644)	64,686	48,508	16,178

(In millions of won)
	For the year ended December 31, 2016						As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	24,710	19,939	4,771
Provision for restoration		50,459	4,280	(804)	(913)	53,022	36,300	16,722
Emission allowance		1,477	1,480	(169)	—	2,788	2,788	—

	~~W~~	57,606	43,290	(19,463)	(913)	80,520	59,027	21,493

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

15.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	278,778	240,289
Fair value of plan assets		(318,860)	(265,076)

	~~W~~	(40,082)	(24,787)

(2)	Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Discount rate for defined benefit obligations	3.06%	2.62%
Expected rate of salary increase	3.72%	3.72%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	240,289	212,139
Current service cost		39,351	37,682
Interest cost		6,715	5,757
Remeasurement
- Demographic assumption		—	—
- Financial assumption		(8,366)	375
- Adjustment based on experience		6,178	7,091
Benefit paid		(18,783)	(17,896)
Others (*)		13,394	(4,859)

Ending balance	~~W~~	278,778	240,289

(*)	Others for the years ended December 31, 2017 and 2016 include the changes in liabilities due to transfer of executives to or from affiliates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

15.	Defined Benefit Assets, Continued

(4)	Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	265,076	208,133
Interest income		6,807	5,378
Remeasurement		(1,922)	(6,147)
Contributions		68,500	60,000
Benefit paid		(26,279)	(5,040)
Others		6,678	2,752

Ending balance	~~W~~	318,860	265,076

The Company expects to make a contribution of ~~W~~56,500 million to the defined benefit plans in 2018.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Current service cost	~~W~~	39,351	37,682
Net interest cost (income)		(92)	379

	~~W~~	39,259	38,061

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Equity instruments	~~W~~	9,819	7,903
Debt instruments		87,930	68,545
Short-term financial instruments, etc.		221,111	188,628

	~~W~~	318,860	265,076

(7)	As of December 31, 2017, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(9,573)	10,176
Expected salary increase rate		9,486	(8,982)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2017 is 7.63 years.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

16.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May 1, 2018
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 51,775)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

(2)	As of December 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	9,054		9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		21,554	—		21,554

Total assets				~~W~~	30,608

Current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	~~W~~	(27,791)	—		(27,791)

Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(7,613)	—		(7,613)
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 51,775)		(3,106)	—		(3,106)

Total liabilities				~~W~~	(38,510)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

17.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 18)		(2,260,626)	(2,260,626)
Hybrid bonds (Note 19)		398,518	398,518
Share option (Note 20)		414	—
Others		(682,298)	(682,298)

	~~W~~	371,895	371,481

(*)	In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2017 and 2016 and details of shares outstanding as of December 31, 2017 and 2016 are as follows:

(In shares)	2017			2016
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

18.	Treasury Shares

The Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2017 and 2016 are as follows:

(In millions of won, shares)
	December 31, 2017		December 31, 2016
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

19.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2017 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

20. Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Company established a share option program that entitles key management personnel the option to purchase common shares of the Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
In subsequent periods		977

	~~W~~	1,391

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

20.	Share option, Continued

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Per share fair value of the option (in won)	27,015	20,240	15,480

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		1,247,798	1,122,868

	~~W~~	14,512,556	13,902,627

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

22.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 are as follows:

Date of appropriation for 2017: March 21, 2018

Date of appropriation for 2016: March 24, 2017

(In millions of won)
	2017		2016
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	2,387	3,362
Remeasurement of defined benefit liabilities		1,746	(10,319)
Interim dividends: 2017: ~~W~~1,000 per share, 200% on par value 2016: ~~W~~1,000 per share, 200% on par value		(70,609)	(70,609)
Interest on hybrid bonds		(16,840)	(16,840)
Profit for the year		1,331,114	1,217,274

		1,247,798	1,122,868

Transfer from voluntary reserves:
Reserve for research and manpower development		—	60,001

Appropriation of retained earnings:
Reserve for business expansion		360,000	300,000
Reserve for technology development		250,000	245,000
Cash dividends: 2017: ~~W~~ 9,000 per share, 1,800% on par value 2016: ~~W~~ 9,000 per share, 1,800% on par value		635,482	635,482

		1,245,482	1,180,482

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,316	2,387

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	~~W~~	148,873	28,963
Valuation loss on derivatives		(70,572)	(90,756)

	~~W~~	78,301	(61,793)

(2)	Changes in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Valuation gain on available-for-sale financial assets		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	~~W~~	28,963	(90,756)	(61,793)
Changes, net of taxes		119,910	20,184	140,094

Balance at December 31, 2017	~~W~~	148,873	(70,572)	78,301

(In millions of won)	2016
	Valuation gain on available-for-sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes, net of taxes		5,385	(13,950)	(8,565)

Balance at December 31, 2016	~~W~~	28,963	(90,756)	(61,793)

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	28,963	23,578
Amount recognized as other comprehensive income during the year, net of taxes		121,773	36,668
Amount reclassified through profit or loss, net of taxes		(1,863)	(31,283)

Balance at December 31	~~W~~	148,873	28,963

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	(90,756)	(76,806)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		15,559	(12,945)
Amount reclassified through profit or loss, net of taxes		4,625	(1,005)

Balance at December 31	~~W~~	(70,572)	(90,756)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Operating Expenses:
Communication	~~W~~	24,835	28,526
Utilities		232,757	210,007
Taxes and dues		20,318	21,678
Repair		229,724	217,205
Research and development		302,656	274,230
Training		23,968	22,359
Bad debt for accounts receivable - trade		15,049	13,331
Other		41,986	50,442

	~~W~~	891,293	837,778

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	8,146	3,831
Others		10,325	50,457

	~~W~~	18,471	54,288

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	30,884	41,831
Impairment loss on property and equipment, and intangible assets		—	16,249
Donations		93,950	77,349
Bad debt for accounts receivable - other		5,288	38,833
Others		35,661	26,509

	~~W~~	165,783	200,771

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Finance Income:
Interest income	~~W~~	53,721	31,358
Gain on sale of accounts receivable – trade		18,548	18,638
Dividends		101,256	113,955
Gain on foreign currency transactions		9,275	10,327
Gain on foreign currency translations		7	1,220
Gain relating to financial liabilities at fair value through profit or loss		—	121
Gain relating to financial assets at fair value through profit or loss		142	287
Gain on disposal of long-term investment securities		3,390	143,525
Gain on valuation of derivatives		1,686	4,132

	~~W~~	188,025	323,563

(In millions of won)
	2017		2016
Finance Costs:
Interest expenses	~~W~~	246,327	239,420
Loss on foreign currency transactions		13,817	12,407
Loss on foreign currency translations		521	79
Loss on disposal of long-term investment securities		694	152
Loss on settlement of derivatives		10,031	3,428
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Others		2,030	1,889

	~~W~~	274,098	261,393

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	14,747	7,902
Interest income on installment receivables and others		38,974	23,456

	~~W~~	53,721	31,358

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest expense on borrowings	~~W~~	6,799	5,110
Interest expense on debentures		182,038	192,147
Others		57,490	42,163

	~~W~~	246,327	239,420

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6.

(i) Finance income and costs

(In millions of won)
	2017			2016
	Finance income(*)		Finance costs	Finance income(*)	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	1,827	—	4,419	2,791
Available-for-sale financial assets		15,586	2,724	172,134	2,041
Loans and receivables		72,089	14,338	58,146	6,836
Derivatives designated as hedging instrument		—	—	—	636

Sub-total		89,502	17,062	234,699	12,304

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678	121	4,018
Financial liabilities measured at amortized cost		9,251	246,327	—	245,071
Derivatives designated as hedging instrument		—	10,031	—	—

Sub-total		9,251	257,036	121	249,089

	~~W~~	98,753	274,098	234,820	261,393

(*)	Finance income does not include ~~W~~89,272 million and ~~W~~94,825 million of dividends received from subsidiaries, associates and joint ventures for the years ended December 31, 2017 and 2016, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6, Continued

(ii) Other comprehensive income (loss)

(In millions of won)
	2017		2016
Financial Assets:
Available-for-sale financial assets	~~W~~	119,910	5,385
Derivatives designated as hedging instrument		7,302	(904)

Sub-total		127,212	4,481

Financial Liabilities:
Derivatives designated as hedging instrument		12,882	(13,046)

	~~W~~	140,094	(8,565)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Accounts receivable - trade	~~W~~	15,049	13,331
Other receivables		5,288	38,833
Available-for-sale financial assets		2,030	1,889

	~~W~~	22,367	54,053

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2017 and 2016 consist of the following:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	404,613	456,340
Current tax of prior years(*)		(112,423)	(2,176)

		292,190	454,164

Deferred tax expense
Changes in net deferred tax assets		(19,496)	(108,656)

Income tax expense	~~W~~	272,694	345,508

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2017 and 2016 is attributable to the following:

(In millions of won)
	2017		2016
Income taxes at statutory income tax rate	~~W~~	387,660	377,731
Non-taxable income		(40,381)	(38,676)
Non-deductible expenses		29,124	42,012
Tax credit and tax reduction		(34,300)	(28,555)
Changes in unrecognized deferred taxes		42,896	23,617
Income tax refund		(99,331)	(15,051)
Changes in tax rate etc.(*)		(12,974)	(15,570)

Income tax expense	~~W~~	272,694	345,508

(*)	Based on the amendment to Korean Tax Law that was enacted in 2017, the income tax rate for taxable income in excess of ~~W~~300,000 million is changed from 24.2% to 27.5%, which will be effective from January 1, 2018. As a result, the Company remeasured deferred tax assets and liabilities as a result of this rate change.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Valuation loss on available-for-sale financial assets	~~W~~	(45,331)	(1,720)
Valuation gain (loss) on derivatives		(3,103)	4,454
Remeasurement of defined benefit liabilities		1,481	3,294

	~~W~~	(46,953)	6,028

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	52,550	5,454	—	58,004
Accrued interest income		(111)	(66)	—	(177)
Available-for-sale financial assets		74,162	8,169	(45,331)	37,000
Investments in subsidiaries, associates and joint ventures		57,399	8,549	—	65,948
Property and equipment (depreciation)		(228,718)	16,572	—	(212,146)
Provisions		5,980	(4,941)	—	1,039
Retirement benefit obligation		7,759	(2,323)	1,481	6,917
Valuation gain on derivatives		28,975	—	(3,103)	25,872
Gain or loss on foreign currency translation		19,360	2,562	—	21,922
Goodwill		3,105	(938)	—	2,167
Others		37,949	(13,542)	—	24,407

	~~W~~	58,410	19,496	(46,953)	30,953

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	51,343	1,207	—	52,550
Accrued interest income		(1,816)	1,705	—	(111)
Available-for-sale financial assets		82,671	(6,789)	(1,720)	74,162
Investments in subsidiaries, associates and joint ventures		72,025	(14,626)	—	57,399
Property and equipment (depreciation)		(298,453)	69,735	—	(228,718)
Provisions		1,372	4,608	—	5,980
Retirement benefit obligation		7,437	(2,972)	3,294	7,759
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,518	(158)	—	19,360
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(20,670)	58,619	—	37,949

	~~W~~	(56,274)	108,656	6,028	58,410

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Allowance for doubtful accounts	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,211,650	1,078,452
Other temporary differences		83,150	51,150

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)
	2017		2016
Profit for the year	~~W~~	1,331,114	1,217,274
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the year on common shares		1,314,274	1,200,434
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	18,613	17,001

2)	The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 are calculated as follows:

(In shares)
	2017	2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at December 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2017 and 2016 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable - trade		—	—	1,520,209	—	1,520,209
Loans and other receivables(*2)		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	~~W~~	9,054	771,986	4,019,888	21,554	4,822,482

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable - trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	~~W~~	14,727	650,947	3,722,715	169,097	4,557,486

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the fair value of embedded derivative (conversion right option) could not be separately measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term loans	~~W~~	54,403	54,143
Accounts receivable - other		1,003,509	772,570
Accrued income		659	460
Long-term loans		7,512	11,160
Long-term accounts receivable - other		285,118	147,139
Guarantee deposits		173,513	173,287

	~~W~~	1,524,714	1,158,759

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures (*1)		60,278	5,393,586	—	5,453,864
Accounts payable - other and others (*2)		—	4,116,758	—	4,116,758

	~~W~~	60,278	9,564,861	38,510	9,663,649

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures (*1)		59,600	5,546,844	—	5,606,444
Accounts payable - other and others (*2)		—	4,150,132	—	4,150,132

	~~W~~	59,600	9,771,883	86,950	9,918,433

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable – other and others as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Accounts payable – other	~~W~~	1,664,054	1,546,252
Withholdings		40	40
Accrued expenses		790,368	663,918
Current portion of long-term payables - other		301,751	301,773
Long-term payables - other		1,328,630	1,602,943
Other non-current liabilities		31,915	35,206

	~~W~~	4,116,758	4,150,132

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	41,404	~~W~~	44,360	1,445,505	~~W~~	1,548,713
EUR	15,576		19,925	37		47
JPY	14,281		136	9,020		86
Others	—		523	—		194

		~~W~~	64,944		~~W~~	1,549,040

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of December 31, 2017, a hypothetical change in exchange rates by 10% would have increase (reduce) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,389	(4,389)
EUR		1,988	(1,988)
JPY		5	(5)
Others		33	(33)

	~~W~~	6,415	(6,415)

(ii) Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~636,642 million.

(iii) Interest rate risk

The interest rate risk of the Company arises from borrowings and debenture. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2017, floating-rate debentures amount to ~~W~~321,420 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures(Refer to Note 16). Therefore, income before income taxes for the year ended December 31, 2017 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

2) Credit risk

The maximum credit exposure as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Cash and cash equivalents	~~W~~	880,541	874,310
Financial instruments		94,382	95,102
Available-for-sale financial assets		900	2,930
Accounts receivable - trade		1,520,209	1,594,504
Loans and other receivables		1,524,714	1,158,759
Derivative financial assets		30,608	176,465
Financial assets at fair value through profit or loss		—	7,359

	~~W~~	4,051,354	3,909,429

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	54,517	58,341	13,354	44,987	—
Debentures (*)		5,453,864	6,492,529	1,267,033	2,351,928	2,873,568
Accounts payable - other and others		4,116,758	4,268,049	2,763,169	1,094,702	410,178

	~~W~~	9,625,139	10,818,919	4,043,556	3,491,617	3,283,746

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	21,554	17,118	7,446	28,075	(18,403)
Liabilities		(38,510)	(39,257)	(28,342)	(10,915)	—

	~~W~~	(16,956)	(22,139)	(20,896)	17,160	(18,403)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2016.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	10,550,131	11,191,620
Total equity		15,007,391	14,256,954

Debt-equity ratios		70.30%	78.50%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	9,054	—	9,054	—	9,054
Derivative financial assets		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	~~W~~	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	~~W~~	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables - other		1,630,381	—	1,749,132	—	1,749,132

	~~W~~	7,078,484	—	7,451,901	—	7,451,901

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	~~W~~	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		86,950	—	86,950	—	86,950

	~~W~~	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables - other		1,904,716	—	2,082,141	—	2,082,141

	~~W~~	7,526,467	—	8,116,134	—	8,116,134

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~135,344 million and ~~W~~128,456 million as of December 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2017 are as follows:

Interest rate

Derivative instruments	1.54% ~ 2.24%
Borrowings and debentures	2.48% ~ 2.55%
Long-term payables - other	2.23% ~ 2.60%

3)	There have been no transfers from Level 2 to Level 1 in 2017 and changes of financial assets classified as Level 3 for the year ended December 31, 2017 are as follows:

(In millions of won)
	Balance at January 1, 2017		Gain for the year	Other comprehensive loss	Disposal	Balance December 31, 2017
Financial assets at fair value through profit or loss	~~W~~	7,359	142	—	(7,501)	—
Available-for-sale financial assets		3,305	—	(759)	—	2,546

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	~~W~~	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	~~W~~	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	~~W~~	108,082	(88,301)	19,781	(19,781)	—

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	~~W~~	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	~~W~~	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	~~W~~	190,200	(103,250)	86,950	(74,708)	12,242

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2017, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.(*2)	100.0	Telecommunication and MVNO(Mobile Virtual Network Operator) service
	SK Communications Co., Ltd.(*3)	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SK techx Co., Ltd.(*4)	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	45.9	Manufacturing of media and audio equipment
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd. (formerly, M&Service Co., Ltd.)	100.0	Database and internet website service
	SK Planet Japan, K. K.(*5)	79.5	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping app development
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	S.M. LIFE DESIGN COMPANY JAPAN INC.	100.0	Selling of goods in Japan
	S.M. Mobile Communications JAPAN Inc.	100.0	Digital contents service
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*6)	100.0	Security systems service
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of December 31, 2017, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.(*7)	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.(*7)	100.0	Other telecommunication retail business
Others(*8)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company
(*2)	On September 28, 2017, the board of directors of the Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ~~W~~270,583 per share in cash. The Company paid ~~W~~35,281 million in cash, in aggregate, and the Company wholly owns the SK Telink Co., Ltd. as of December 31, 2017.
(*3)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. The Company paid ~~W~~43,328 million in cash and the Company wholly owns SK Communications Co., Ltd. as of December 31, 2017.
(*4)	Entrix Co., Ltd. was merged into SK techx Co., Ltd. during the year ended December 31, 2017.
(*5)	The ownership interest changed due to the non-proportional capital increase during the year ended December 31, 2017.
(*6)	During the year ended December 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.
(*7)	Home & Service Co., Ltd. and SK stoa Co., Ltd. were newly established by SK Boradband Co., Ltd. during the year ended December 31, 2017.
(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

As of December 31, 2017, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	2,169	1,645
Defined benefits plan expenses		258	424
Share option		414	—

	~~W~~	2,841	2,069

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	12,075	498,815	126,996	—

Subsidiaries	SK Broadband Co., Ltd.		116,763	543,626	92,860	—
	PS&Marketing Corporation(*2)		12,947	1,614,910	945	—
	Network O&S Co., Ltd.		5,184	203,475	52,347	—
	SK Planet Co., Ltd.		28,879	34,182	255	—
	SK Telink Co., Ltd.		61,963	19,384	27	—
	SERVICEACE Co., Ltd.		7,947	130,202	—	—
	SERVICE TOP Co., Ltd.		8,446	141,170	—	—
	SK techx Co., Ltd.		6,102	183,437	6,250	—
	Others		27,873	44,810	3,302	—

			276,104	2,915,196	155,986	—

Associates	F&U Credit information Co., Ltd.		2,301	43,189	153	—
	HappyNarae Co., Ltd.		55	14,028	60,014	—
	SK hynix Inc.(*3)		119,080	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*4)		4,330	31,606	151	204

			143,639	104,119	60,318	204

Other	SK Engineering & Construction Co., Ltd.		4,370	204	—	—
	SK Innovation Co., Ltd.		6,700	950	—	—
	SK Networks Co., Ltd.		15,843	15,934	671	—
	SK Networks service Co., Ltd.		344	50,658	4,686	—
	SK Telesys Co., Ltd.		238	1,455	83,407	—
	SK TNS Co., Ltd.		98	33,204	373,176	—
	Others		17,754	48,845	10,891	—

			45,347	151,250	472,831	—

Total		~~W~~	477,165	3,669,380	816,131	204

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~922,068 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~87,660 million of dividends received.
(*4)	Operating revenue and others include ~~W~~1,403 million of dividends received from Korea IT Fund.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	11,275	521,279	125,458	—	—

Subsidiaries	SK Broadband Co., Ltd.		125,869	541,631	77,117	—	—
	PS&Marketing Corporation(*7)		12,407	1,540,644	3,643	—	—
	Network O&S Co., Ltd.		5,751	190,234	24,680	—	—
	SK Planet Co., Ltd.		36,685	139,995	427	—	—
	SK Telink Co., Ltd.(*2)		67,273	20,617	—	—	—
	SERVICEACE Co., Ltd.(*3)		13,291	135,181	—	—	—
	SERVICE TOP Co., Ltd.(*4)		16,371	144,080	—	—	—
	SK techx Co., Ltd.		5,712	181,000	8,346	—	—
	Others		23,164	38,176	4,190	—	—

			306,523	2,931,558	118,403	—	—

Associates	F&U Credit information Co., Ltd.		2,295	42,131	—	—	—
	HappyNarae Co., Ltd.		81	7,644	33,531	—	—
	SK hynix Inc.(*5)		91,528	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*6)		7,484	20,742	1,573	1,100	3,194

			121,118	85,627	35,104	1,100	3,194

Other	SK Engineering & Construction Co., Ltd.		4,518	928	10,694	—	—
	SK Networks Co., Ltd.		6,291	15,611	—	—	—
	SK Networks service Co., Ltd.		842	50,841	5,514	—	—
	SK Telesys Co., Ltd.		390	6,010	73,103	—	—
	SK TNS Co., Ltd.		90	38,122	289,723	—	—
	Others		17,608	42,972	12,090	—	—

			29,739	154,484	391,124	—	—

Total		~~W~~	468,655	3,692,948	670,089	1,100	3,194

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividends received.
(*3)	Operating revenue and others include ~~W~~5,504 million of dividends received.
(*4)	Operating revenue and others include ~~W~~7,700 million of dividends received.
(*5)	Operating revenue and others include ~~W~~73,050 million of dividends received.
(*6)	Operating revenue and others include ~~W~~6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ~~W~~815,980 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows:

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,819	82,456
Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		~~W~~	22,758	90,795	685,971

(*)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		813	4,215	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

Total		~~W~~	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ~~W~~7,359 million are included in accounts receivable - trade and others.
(*2)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2016.

(5)	The Company made additional investments in subsidiaries and associates during the year ended December 31, 2017 as presented in Note 8.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~15,087 million and ~~W~~14,765 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~10,183 million and ~~W~~9,344 million, respectively, in relation to sublease agreements for the year ended December 31, 2017 and 2016. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Minimum lease payments		Revenue
Less than 1 year	~~W~~	15,786	10,209
1~5 years		56,892	32,174

	~~W~~	72,678	42,383

34.	Commitments and Contingencies

(1) Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2017, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,111,614 million as of December 31, 2017, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable - other.

(2) Legal claims and litigations

As of December 31, 2017, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Gain on foreign currency translations	~~W~~	(7)	(1,220)
Interest income		(53,721)	(31,358)
Dividends		(101,256)	(113,955)
Gain relating to financial assets at fair value through profit or loss		(142)	(287)
Gain on disposal of long-term investment securities		(3,390)	(143,525)
Gain on disposal of property and equipment and intangible assets		(8,146)	(3,831)
Gain on valuation of derivatives		(1,686)	(4,132)
Gain relating to financial liabilities at fair value through profit or loss		—	(121)
Gain on sale of accounts receivable - trade		(18,548)	(18,638)
Other income		—	(2,056)
Loss on foreign currency translations		521	79
Bad debt for accounts receivable - trade		15,049	13,331
Bad debt for accounts receivable - other		5,288	38,833
Loss on disposal of long-term investment securities		694	152
Other finance costs		2,030	1,889
Depreciation and amortization		2,503,526	2,354,759
Loss on disposal of property and equipment and intangible assets		30,884	41,831
Impairment loss on property and equipment and intangible assets		—	16,249
Interest expenses		246,327	239,420
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Loss on settlement of derivatives		10,031	3,428
Gain (loss) relating to investments in subsidiaries and associates		(139,484)	135,077
Retirement benefit expenses		39,259	38,061
Share option		414	—
Income tax expense		272,694	345,508
Other expenses		3,224	17,766

	~~W~~	2,804,239	2,931,278

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Accounts receivable – trade	~~W~~	59,143	(70,902)
Accounts receivable – other		(217,390)	(496,799)
Advance payments		12,781	56,980
Prepaid expenses		(13,132)	(15,768)
Inventories		1,202	4,674
Long-term accounts receivable - other		(137,979)	(147,139)
Long-term prepaid expenses		2,749	1,885
Guarantee deposits		5,534	109
Accounts payable – other		98,925	444,873
Advanced receipts		4,695	21,331
Withholdings		(124,591)	34,891
Deposits received		(5,536)	3,154
Accrued expenses		87,224	90,638
Unearned revenue		6,990	(9,951)
Provisions		(16,066)	17,707
Long-term provisions		(1,244)	4,061
Plan assets		(42,221)	(54,960)
Retirement benefit payment		(18,783)	(17,896)
Others		3,863	(10,151)

	~~W~~	(293,836)	(143,263)

(3)	Significant non-cash transactions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Increase in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	18,848	1,506,412

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

(In millions of won)
	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Long-term borrowings	~~W~~	74,907		(13,002)	(7,898)	—	510	54,517
Debentures		5,606,444		44,595	(204,424)	—	7,249	5,453,864
Long-term payables – other		1,904,716		(302,867)	—	—	28,532	1,630,381
Derivative financial liabilities		86,950		(105,269)	13,281	38,510	5,038	38,510
Derivative financial assets		(176,465)		188	922	144,065	682	(30,608)

	~~W~~	7,496,552		(376,355)	(198,119)	182,575	42,011	7,146,664
Other cash flows from financing activities
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bond				(16,840)

				(722,931)

Total			~~W~~	(1,099,286)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2017. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2017 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2017. We did not review the Company’s IACS subsequent to December 31, 2017. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2018

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2017.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2017, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 1, 2018

/s/ Ryu, Young Sang
Internal Accounting Control Officer

/s/ Park, Jung Ho
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Kim, Jinwon
(Signature)
Name:	Kim, Jinwon
Title:	Senior Vice President

Date: March 7, 2018